TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES
1. Identity of the issuer or the underlying issuer
of existing shares to which voting rights are
attached:		Reed Elsevier Plc

2. Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights		Yes

An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached.
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights

Other (please specify):
3. Full name of person(s) subject to the
notification obligation:	Legal & General Group Plc (L&G)

4. Full name of shareholder(s)
(if different from 3.):	Legal & General Assurance (Pensions Management) Limited (PMC)

5. Date of the transaction and date on which the threshold is crossed or
reached:	03 August 2009

6. Date on which issuer notified:	05 August 2009

7. Threshold(s) that is/are crossed or
reached:	From 4% - 3% (L&G)

8. Notified details:
A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction

	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights

				Direct	Indirect	Direct	Indirect

ORD GBP 0.14	52,238,105	52,238,105	47,548,616	47,548,616		3.92

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period			Number of voting rights that may be acquired if the instrument is exercised/ converted.		% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to		% of voting rights

						Nominal	Delta

Total (A+B+C)

Number of voting rights				Percentage of voting rights

47,548,616				3.92

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Legal & General Group Plc (Direct and Indirect) (Group) Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect) Legal & General Investment Management Limited (Indirect) (LGIM) Legal & General Group Plc (Direct) (L&G) (47,548,616 –3.92% = LGAS, LGPL & PMC)Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (43,546,061–3.59% = PMC) Legal & General Insurance Holdings Limited (Direct) (LGIH) Legal & General Assurance (Pensions Management) Limited (PMC) (43,546,061–3.59% = PMC) Legal & General Assurance Society Limited (LGAS & LGPL) Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder:	N/A

11. Number of voting rights proxy holder will cease to hold:	N/A

12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Notification using the total voting rights figure of 1,212,211,244

14. Contact name:	Helen Lewis (LGIM)

15. Contact telephone number:	020 3124 3851